UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

New-Wave Investment Holding Company Limited
Mr. Charles Guowei Chao
File No. 5-60461 – CF # 24468

New-Wave Investment Holding Company Limited and Mr. Charles Guowei Chao submitted an application under Rule 24b-2 of the Securities Exchange Act of 1934, as amended, requesting confidential treatment for information it excluded from Exhibits C, D, F, G, I, J, K, M and N to a Schedule 13D initially filed on December 7, 2009 and subsequently amended.

Based on representations by New-Wave Investment Holding Company Limited and Mr. Charles Guowei Chao that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, information excluded from the following exhibits will not be released to the public for the time periods specified:

Exhibits C and D	through November 25, 2012
Exhibits F and G	through December 1, 2012
Exhibits I, J and K	through March 31, 2013
Exhibits M and N	through September 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mauri L. Osheroff
Associate Director